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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


CUSIP Number 663905107                                   SEC File Number 0-49952
             ---------                                                  --------


(CHECK ONE):  [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K
[X] Form 10-Q   [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended: JUNE 30, 2003
                  ------------------------------------------------------------

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                  --------------------------------------------

          READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE
                                               ---------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant NORTHEAST PENNSYLVANIA FINANCIAL CORP.
                        --------------------------------------------------------

Former name if applicable  NOT APPLICABLE
                           ---------------------------------------------------

Address of principal executive office (STREET AND NUMBER) 12 E. BROAD STREET
                                                          --------------------

City, state and zip code HAZLETON, PENNSYLVANIA 18201
                         -----------------------------------------------------


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                                     PART II
                            RULES 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      AS PREVIOUSLY REPORTED, IN JULY 2003, THE REGISTRANT ANNOUNCED THAT IT NEEDED TO RESTATE ITS FINANCIAL STATEMENTS FOR FISCAL YEARS 1998 THROUGH 2002 AND FOR THE DECEMBER 2002 AND MARCH 2003 QUARTERS TO REFLECT THE CORRECTION OF COMPUTER CODING ERRORS THAT IMPACTED THE REGISTRANT'S CALCULATION OF INTEREST INCOME EARNED ON ITS INDIRECT AUTOMOBILE LOAN PORTFOLIO AND THE AMORTIZATION OF THE PREMIUMS RELATED TO ITS PURCHASED MORTGAGE AND CONSUMER LOANS FOR THOSE PERIODS. THE FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2003 NEEDS TO REFLECT THE PROPER TREATMENT OF THOSE MATTERS AND RESTATED HISTORICAL COMPARATIVE INFORMATION. THE PROCESS REQUIRED TO PROVIDE THE CORRECTED DISCLOSURE AND OBTAIN APPROPRIATE REVIEW OF IT IS THE PRIMARY REASON WHY THE REGISTRANT IS UNABLE WITHOUT UNREASONABLE EFFORT AND EXPENSE TO FILE THE FORM 10-Q WITHIN THE PRESCRIBED TIME PERIOD. THE REGISTRANT'S MANAGEMENT REASONABLY BELIEVES THAT IT CAN COMPLETE AND FILE THE FORM 10-Q WITHIN THE EXTENSION PERIOD.



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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

JERRY HOLBROOK                                 (570)           459-3722
--------------------------------------------------------------------------------
(Name)                                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                         [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [X] Yes    [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      AS DISCLOSED IN THE REGISTRANT'S PRESS RELEASE REPORTING THE RESULTS OF THE JUNE 30, 2003 QUARTER, FILED AS AN EXHIBIT TO ITEM 12 OF ITS FORM 8-K REPORT FILED ON AUGUST 11, 2003, MANAGEMENT ANTICIPATES A NET LOSS OF APPROXIMATELY $1.1 MILLION AND NET INCOME OF $644,000 FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2003, RESPECTIVELY, COMPARED TO NET INCOME OF APPROXIMATELY $944,000 AND $3.0 MILLION, RESPECTIVELY, FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2002.



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Northeast Pennsylvania Financial Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2003                       By: /s Thomas L.Kennedy
      --------------------------------          --------------------------------
                                                Thomas L. Kennedy
                                                Chairman of the Board and
                                                General Counsel

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